[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 10, 2014

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Macrocure Ltd. Registration Statement on Form F-1 Filed June 23, 2014 File No. 333-196961

Dear Mr. Riedler:

On behalf of Macrocure Ltd. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the filing of the Registration Statement with the Commission on June 23, 2014.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 8, 2014 (the “Second Comment Letter”) and supplementally responding to comment 15 from the Staff’s letter related to the draft of the Registration Statement confidentially submitted on May 5, 2014 (the “First Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Staff’s comments and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Jeffrey P. Riedler
Securities and Exchange Commission
July 10, 2014

First Comment Letter

Prospectus Summary, pages 1-2

1.      We note your response to prior comment 4 and your revised disclosure on pages 1, 2, 3, 53, 56, 58, and 59. You should qualify your claims of efficacy by only referencing controlled studies that measured efficacy endpoints. In this regard, the chart and related descriptions of your past studies on pages 63-64 suggest that only some of the nine studies were controlled for efficacy-related endpoints. In regard to those particular studies, please expand the table to provide the relevant p-values obtained.

The Company has revised the disclosure cited by the Staff to remove the general discussion of safety and efficacy in its completed clinical trials and to emphasize the importance of its two ongoing clinical trials in demonstrating CureXcell’s safety and efficacy. The Company has further revised the disclosure to include cross references to the fulsome discussion of the ongoing and completed trials included elsewhere in the Registration Statement. In addition, the Company has revised the table on page 64 to include the relevant p-values.

Our Competitive Strengths, page 59

2.      We note your response to our prior comment 16 and your revised disclosure indicating that you have observed only 3 product-related SAEs in clinical trials measuring safety. To put the disclosure in the proper context, you should disclose the total number of SAEs observed that were product-related across all nine of your completed studies, as well as any product-related SAEs observed to date in your ongoing studies.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 3 and 60. The Company respectfully informs that Staff that, because its ongoing studies are double-blind, information regarding product-related SAEs will not be available until the completion or termination of these studies.

Intellectual Property, page 67

3.      We note your revised disclosure indicating that you have developed a more effective process covered by the four patent families that are separate from the Danon license. Please explain in detail how these patents are different from the patents under the Danon license and describe the specific advantages that your current, more effective process has over the Danon technology.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 69.

Jeffrey P. Riedler
Securities and Exchange Commission
July 10, 2014

Statements of Loss, page F-4
Note 9. Contingent Liabilities and Commitments, page F-16

4.      We acknowledge your response to our comment 21. In your response you state that the sales made in Israel are to a limited number of health care professionals and that the primary purpose of these sales is to facilitate product safety data collection in order to support development activities and product approval in the United States and the European Union. You also indicate that you have designed a pharmacovigilance system so that the health care professionals administering CureXcell in Israel can provide you with relevant safety data. Please revise to provide additional disclosure related to the sales in Israel similar to that provided in your response. Also, tell us if safety data is required as part of the sale transaction to health care professionals. If so, tell us your consideration of paragraph 12 of IAS 18.

Safety data collection is not required as part of the sale transaction to health care professionals (i.e., health care professionals using CureXcell are not contractually or otherwise obliged to provide safety data to the Company via its pharmacovigilance system). Therefore, the guidance provided by paragraph 12 of IAS 18 has not been considered with that respect.

The Company is making a pharmacovigilance system available to the health care providers in Israel using CureXcell in accordance with relevant regulations promulgated by the Israeli Ministry of Health. The Company encourages the use of the pharmacovigilance system for its own purposes of data collection to be used in the development of its products but, as mentioned above, health care providers using CureXcell have no regulatory or commercial obligation to use it.

As discussed in our previous response, the Company views the sale of CureXcell in Israel to be part of its research and development activities, rather than commercial in nature (e.g., the price of the products sold in Israel is below their cost with no marketing efforts). Moreover, the Company views its whole operation in Israel as a beta site for testing and evaluating its products as part of its research and development activities aimed at obtaining product approval in the United States and the European Union (i.e., the primary future commercial markets). It is worth noting that the Company’s business strategy does not include the Israeli market as a targeted commercial market.

The Company has revised the Registration Statement on beginning on page 43 to provide additional disclosure related to sales in Israel.

Jeffrey P. Riedler
Securities and Exchange Commission
July 10, 2014

Note 10. Equity

B. Financing Rounds, page F-18

5.      We acknowledge your response to our comment 24. In assessing your accounting for the modification, please provide us additional authoritative accounting guidance relating to the modification of your initial classification of the warrants as a derivative financial instrument at fair value through profit or loss. In this regard, please tell us your consideration of paragraph 50 (a) and (b) of IAS 39 and paragraph 16(a) of IAS 32 in your analysis.

The Company notes that according to paragraph 50(a) of IAS 39 an entity shall not reclassify a derivative out of the fair value through profit or loss category while it is held or issued.

Nevertheless, according to guidance provided by paragraph 7.3.390.20 of KPMG’s Insights into IFRS (10th edition 2013/2014): the classification of an instrument, or its component parts, as either equity or liability is made at initial recognition and is generally not revised as a result of subsequent changes in circumstances. However, a reclassification between equity and liability or vice versa may be required if an entity amends the contractual terms of an instrument. Moreover, paragraph 7.3.400 in KPMG’s Insights into IFRS states that an entity may amend the contractual terms of an instrument such that the classification of the instrument changes from equity to a financial liability or vice versa. In that respect, paragraph 7.3.400.20 adds that when the classification of an instrument changes from a financial liability to equity due to an amendment of the contractual terms, this represents the extinguishment of a financial liability and the issue of equity instruments.

The Company believes that the revision (re-pricing) to the aforementioned warrants’ exercise price to the underlying shares par value on July 2013 is an amendment to the warrants’ terms which requires reclassification, as discussed in our previous response. As a result of the re-pricing the warrants ceased to meet the definition of a derivative and therefore reclassification into equity was required (i.e., the derivative instrument is extinguished, and due to the substantial different terms and substance an equity instrument has been issued).

The Company believes that paragraph 50(b) of IAS 39 is not applicable in its case as the Company has not designated any financial asset or liability upon initial recognition at fair value through profit or loss.

In accordance with paragraph 16 of IAS 32 in order for a non-derivative financial instrument that will or may be settled in the issuer’s own equity instruments to be classified within equity, it should not include a contractual obligation for the issuer to deliver a variable number of its own equity instruments.

According to paragraph AG28 of IAS 32, settlement in a fixed number of an entity’s own shares may be contractually precluded in circumstances that are outside the control of the entity, but if these circumstances have no genuine possibility of occurring, classification as an equity instrument is appropriate (emphasis added). Additionally, paragraph 19 in IAS 32 basis of conclusion states that the IASB decided that if the part of a contingent settlement provision that could require settlement in cash or a variable number of own shares is not genuine, it should be ignored for the purposes of classifying the instrument.

Jeffrey P. Riedler
Securities and Exchange Commission
July 10, 2014

As discussed in our previous response, the net share settlement has not been eliminated in the modification of the warrants as after reducing the exercise price to NIS 0.01, the net share settlement mechanism does not have any genuine commercial purpose (i.e., it does not have any economic effect). In that respect, paragraph 7.3.40.70 of KPMG’s Insights into IFRS states that contingent settlement feature should be considered non-genuine only when it has no economic substance and it could be removed by the parties to the contract without any compensation, either in the form of payment or by altering the other terms and conditions of the contract, where both conditions are met in the Company’s view.

To further demonstrate what the Company explained in its previous response, the evaluation of reclassification as of July 2013 included the consideration of: (1) the probability of the occurrence of an IPO or an M&A event, which would allow the net share settlement option; (2) the warrants highly immaterial exercise price; and (3) the fact that an effect on the number of shares that would be issued upon conversion, would take place only in the event where the value of the Company’s stock would have to decrease by over approximately 84% presuming that all the warrants are held by one investor taking into consideration that less than one share cannot be legally issued,[1] which was not the case at that time (i.e. the total exercise price of all 21,203 outstanding warrants as of July 2013 is $58, that is 21,203 warrants times $0.003 exercise price, compared to the value of preferred A shares of $358 per share).[2]

The Company believes that such events would be considered not genuine to occur taking into account: (1) the possibility of an IPO or M&A event as of July 2013; (2) the immaterial sum of cash that each might pay upon their exercise (which is about $2-$29); and (3) the possibility of such significant decrease in the Company’s share price under the remaining term of the warrants, the fact that there were several holders of the modified warrant and the fact that less than one share cannot be legally issued.

According to PWC Manual of Accounting IFRS 2014 paragraph 6.5.81-82, a contingent settlement provision in a contract is not genuine if it requires settlement in cash only on the occurrence of an event that is extremely rare, highly abnormal and very unlikely to occur. In that situation, the contingent settlement provisions are not taken into account in the instrument’s classification. Similarly, if settlement in a fixed number of an entity’s own shares may be contractually precluded in circumstances that are outside the control of the entity those circumstances can be ignored if there is no genuine possibility that they will occur. In that situation, the instrument continues to be classified as an equity instrument and as a financial liability. This guidance further states that in practice, terms are included in a contract for genuine commercial purposes. [3]

[1] To illustrate this point, for an investor who holds 50% of the warrants, it would not make economic sense to ask for net share settlement in case the share price would be above $29 (i.e. 50% of $58) as less than one share cannot be legally issued. In case that the share price is above $29 and net share settlement would be asked, the investor will lose the value of the ‘less than one share’ which could not be issued (e.g. in case the share price is $100 such investor can get 21,202 shares rather than 21,202.42 according to the net share settlement formula. This means that by choosing net share settlement, the investor will lose $42 (0.42 shares times $100) rather than paying the exercise price of $29 and receiving the 21,203 shares. It also means that the price of the share should have dropped by 92.4% to $29 in order to make economic sense (i.e. in such case the investor would receive only one share less). Currently, the largest investor holds 11,481 of the modified warrants and the remaining investors hold in average 972 of the modified warrants.

[2] In that respect, the Company also acknowledges that paragraph 7.3.40.80 of KPMG’s Insights into IFRS states that “subsequent changes in circumstances that lead to a non-genuine contingent settlement feature becoming likely to occur do not result in a reclassification of an instrument from equity to liability.”

[3] It should be noted that the only reason for its existence is related to the fact that previously the warrants terms before their modification on July 2013, included an exercise price that was significantly higher. We believe that when such ineffective and not genuine terms are included, such terms have de minimis effect and should be ignored in determining the instruments classification.

Jeffrey P. Riedler
Securities and Exchange Commission
July 10, 2014

Therefore, it would be unusual to include settlement terms in a contract that are contingent on an event that is extremely rare, highly abnormal and very unlikely to occur. If such ineffective terms are included, the terms should be ignored in determining the instrument’s classification.

Lastly, the Company acknowledges that EY iGAAP 2014 Chapter 43 paragraphs 4.3 and 4.3.1, states that “…if the terms of an instrument provide for its settlement in a fixed number of the entity’s equity instruments, but there are circumstances, beyond the entity’s control, in which such settlement may be contractually precluded, and settlement in cash or other assets required instead, those circumstances can be ignored if there is ‘no genuine possibility’ that they will occur. In other words, the instrument continues to be regarded as an equity instrument and not as a financial liability.”

Based on the above, the Company believes that the classification of the warrants after their July 2013 modification is equity under IAS 32, which reflects as well their substance.

First Comment Letter

15. Please note the following once your IPO price has been determined:

•	Please provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the latest common stock valuation.

•	Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard.

•	We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

The initial offering price in the offering contemplated by the Registration Statement (the “Offering”) is currently expected to be between $13.00 and $15.00 per share, which reflects a 46-for-1 share split expected to be effected prior to consummation of the Offering by means of a share dividend (the “Share Split”). The price range is based on approximately 5.4 million ordinary shares expected to be offered in the Offering and approximately 16.2 million ordinary shares expected to be outstanding upon completion of the Offering (excluding ordinary shares reserved for issuance under the Company’s stock option and share incentive plans (including options that have been granted) and excluding ordinary shares issuable upon the exercise of warrants).

In comparison, the Company’s estimate of the fair value of its ordinary shares on April 13, 2014, the last time the Company issued equity grants, was $9.90 per share (adjusted to reflect the Share Split). As discussed in the Registration Statement, due to the absence of an active market for the ordinary shares, the fair value of the ordinary shares for purposes of determining the exercise price for award grants was determined in good faith by the Company’s management and approved by its board of directors. In connection with preparing its financial statements, the Company’s management considered the fair value of the ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This determination of fair value is supported by the third-party valuation prepared with respect to the value of the Company’s ordinary shares as of the relevant grant dates. The hybrid method (which is described in a draft published by the American Institute of Certified Public Accountants that is intended to replace the existing Practice Aid) was used and the value was calculated considering two scenarios: (i) an M&A scenario (with a probability of 40%, a discount for lack of marketability of 30% and a per share valuation of $7.14) and (ii) an IPO scenario (with a probability of 60% and per share valuation of $13.17). As a result, the probability weighted share value estimated at $9.90 per share.

Jeffrey P. Riedler
Securities and Exchange Commission
July 10, 2014

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Specifically, the Company believes that the difference between the fair value of its ordinary shares as of April 13, 2014 and the midpoint of the estimated price range for the Offering is a result of the following factors:

•	First, in June 2014, the Data Safety Monitoring Board reviewed interim efficacy data from the Company’s ongoing Phase 3 study in DFUs and recommended that the Company continue the study. Therefore, the Company has passed a milestone where the study may have been delayed and improved the likelihood of successfully completing the Phase 3 study and achieving regulatory approval.

•	Second, the Company began enrolling patients in its Phase 3 study in DFUs in May 2014. Since the valuation date in April 2014, 13 patients have been enrolled in the study. The successful enrollment of patients reduces the risk that this study will not be concluded in a timely manner.

•	Third, the estimated price range necessarily assumes that an initial public offering has occurred, a public market for the Company’s ordinary shares has been created and the Company’s preferred shares have converted into ordinary shares in connection with the Offering. The estimated price range therefore excludes any marketability discount for the Company’s ordinary shares and no longer gives any weight to an M&A scenario.

•	Fourth, there has been significant improvement in recent market prices of, and the demand for, publicly traded shares of generally comparable companies. Share prices of NASDAQ Biotechnology Index has increased 19.1% since April 11, 2014 (the business day prior to the last valuation date). In addition, 2014 biotechnology IPOs have seen strong aftermarket performance, with stock prices of companies pricing since April 11, 2014 increasing by 31.2%.[4]

The Company believes that the value of the ordinary shares is affected in an upward direction by the first two factors in addition to a $3.27 increase resulting from the third factor. The fourth factor was determined by negotiation between the Company and its underwriters.

In conclusion, the Company respectfully submits that the difference between the latest valuation and the estimated price range is reasonable in light of the considerations outlined above. The Company will revise the Registration Statement to include disclosure summarizing the four factors discussed above when a price range is included in the Registration Statement.

*****

Please telephone the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolas

Andrea L. Nicolas

[4] Includes Minerva Neurosciences Inc, Amphastar Pharmaceuticals Inc, Kite Pharma Inc, Ardelyx Inc, Parnell Pharmaceuticals Holdings Ltd, Zafgen Inc, ZS Pharma Inc, Radius Health Inc, Agile Therapeutics Inc, Alder Biopharmaceuticals Inc, SCYNEXIS Inc, and Vital Therapies Inc. Equal weight average.